Exhibit 3

Richard J. Lashley
Principal & Managing Member
PL Capital Advisors, LLC
67 Park Place East, Suite 675
Morristown, NJ 07960

February 10, 2017

Boards of Directors
MutualFirst Financial, Inc.
MutualBank
110 E. Charles Street
Muncie, Indiana 47305

Dear Sirs:

I regret to inform you that I am required to resign from my positions as a director of MutualFirst Financial, Inc. and MutualBank due to a Management Interlocks Act restriction. Both resignations are effective as of the end of the day on February 15, 2017.

I have very much enjoyed serving on both boards of directors and hope to again be permitted to serve if you determine to seek waivers of this restriction from applicable regulatory authorities and such waivers are granted.

Please be aware that I will provide this letter of resignation to the Banc of California, Inc. pursuant to the Cooperation Agreement dated February 8, 2017 between the Banc of California, Inc. and PL Capital Advisors, LLC. I have previously provided you with a copy of that Agreement. PL Capital Advisors, LLC will also attach this letter to an amended Schedule 13D to be filed shortly after the resignation becomes effective.

Sincerely,

/s/ Richard J. Lashley

Richard J. Lashley